UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 33955 / July 23, 2020

In the Matter of   :
                                                             :
SMALL CAP VALUE FUND, INC.   :
8150 North Central Expressway, #M1120   :
Dallas, Texas 75206   :
                                                             :
(811-21782)   :
                                                             :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on December 10, 2019, and an amendment on June 18, 2020, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On June 26, 2020, a notice of filing of the application was issued (Investment Company Act Release No. 33914). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary